

September 23, 2011

<u>Via E-mail</u>
Maurice B. Tosé
Chief Executive Officer, President and Chairman of the Board
Telecommunication Systems, Inc.
275 West Street
Annapolis, Maryland 21401

> **Re: Telecommunication Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 7, 2011**
> **File No. 000-30821**

Dear Mr. Tosé:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates</u>

<u>Impairment of Goodwill, page 41</u>

1.   Your disclosure indicates that the fair value of your reporting units exceeded their carrying value, such that you did not believe any reporting units were at significant risk of failing your impairment test. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are

potentially at risk of failing step one of your goodwill impairment analysis, please tell us and tell us your consideration to disclose the following in future filings:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit;
- discussion of the degree of uncertainty associated with the key assumptions; and
- description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value, including changes in market capitalization.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please consider disclosing this in future filings. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Results of Operations, page 45

2.   We note in your discussion of the results of operations that there are some instances where two or more sources of a material change have been identified, but the percentages or dollar amounts for each source that contributed to the change were not disclosed. For example, the company experienced a 50% increase in government services revenues in 2010, and your disclosure indicates that these increases were the result of the revenue contributions from the Solvern and Sidereal acquisitions in late 2009, as well as the new and expanded-scope contracts for satellite airtime services using teleport facilities, and field support. Tell us how you considered providing quantification and qualification of the contribution these factors had on the increase in revenues as well as your consideration for discussing metrics that management uses to evaluate and manage your business (i.e., number of subscribers, messages processed, etc.). Refer to SEC Release 33-8350 and Section to III.D of SEC Release 33-6835 for guidance.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Goodwill, page F-8

3.   Tell us how you considered disclosing the changes in the carrying amount of goodwill during the periods presented by reportable segment pursuant to ASC 350-20-50-1. In your response, provide us with your reconciliation of changes in goodwill from December 31, 2009 to December 31, 2010.

Note 23. Commitments and Contingencies, page 34

4.   You disclose that no reserve has been recorded for your shareholder class action lawsuit. If there is at least a reasonable possibility that a loss may be incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally explain to us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. In your response, please tell us how you considered the October 5, 2009 approved court settlement of this matter and your insurance coverage referenced in your disclosure in estimating the reasonably possible loss. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

Exhibit 23.1

5.   The consent located in Exhibit 23.1 is not signed. Revise your Form 10-K to include a signed consent in accordance with Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 or Melissa Feider, Staff Accountant at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief